Filed Pursuant to Rule 433

Registration No. 333-182394

AMÉRICA MÓVIL, S.A.B. de C.V.

£750,000,000 4.375% Senior Notes due 2041

Issuer:	América Móvil, S.A.B. de C.V.

Title of Securities:	4.375% Senior Notes due 2041

Aggregate Principal Amount:	£750,000,000

Issue Price:	97.828% of principal amount

Maturity:	August 7, 2041

Coupon:	4.375% per year

Optional Redemption:	Make-whole call at Sterling Benchmark Rate plus 32 basis points

Tax Redemption:	Par tax call in the event of change in Mexican withholding tax

Yield to Maturity:	4.511% (annualized)

Benchmark Instrument:	UKT 4.75% due 2038

Benchmark Price:	134.79%

Spread to Benchmark:	+160 basis points

Minimum Denomination:	£100,000 and multiples of £1,000 in excess thereof

ISIN:	XS0812855277

Common Code:	081285527

WKN:	A1G73T

Interest Payment Dates:	August 7 of each year, commencing on August 7, 2013

Interest Payment Record Dates:	August 1 of each year

Trade Date:	July 30, 2012

Settlement Date:	August 7, 2012 (T+6)

Sole Book-Running Manager:	Deutsche Bank AG, London Branch

Expected Ratings:	A2 (Moody’s) / A- (S&P) / A (Fitch)

Listing:	Application will be made to admit the Notes to listing on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market

Additional Information:	On July 30, 2012, the Issuer announced that it plans to offer additional U.S. dollar-denominated 3.125% Senior Notes due 2022 (“2022 Notes”) and 4.375% Senior Notes due 2042 (“2042 Notes”), with the principal amounts of the 2022 and 2042 Notes to be determined. The 2022 Notes and the 2042 Notes were originally issued on July 16, 2012 in aggregate principal amounts of U.S.$1,250 million and U.S.$750 million, respectively. The Issuer intends to apply the net proceeds from the sale of the 2022 Notes and the 2042 Notes for the repayment of outstanding indebtedness during the balance of 2012.

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the securities to which this final term sheet relates have been registered by América Móvil, S.A.B. de C.V. by means of a registration statement on Form F-3 (Registration No. 333-182394).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch toll-free at 1-800-503-4611.